Exhibit 4.4

SECOND AMENDMENT TO
2008 STOCK OPTION PLAN OF
PACIFIC ENTERTAINMENT CORPORATION

The Pacific Entertainment Corporation 2008 Stock Option Plan (the “Plan”) is amended, effective April 4, 2011, in the following respects:

1.The first sentence of Section 4(a) is stricken in its entirety and is amended to read as follows:

“Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Options after the Effective Date shall not exceed sixteen million (16,000,000) shares.”

2.This amendment shall be effective as to all options granted under the Plan following the effective date hereof and shall not be applicable to nor shall it effect options granted under the Plan prior to the date hereof.